FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, August 2, 2018

SECOND QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $63.1 million ($1.82 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2018 compared to net earnings of $311.6 million ($12.67 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2017, reflecting net losses rather than net gains on investments. Book value per basic share at June 30, 2018 was $453.99 compared to $449.55 at December 31, 2017 (an increase of 3.3% adjusted for the $10 per common share dividend paid in the first quarter of 2018).
"Our insurance companies continued to have excellent underwriting performance in the second quarter and first half of 2018 with a consolidated second quarter combined ratio of 96.1%, with Zenith National at 88.6%, Odyssey Group at 91.4% and Allied World at 94.9%. Our operating income was very strong at $237 million, but was offset by net investment losses in the quarter of $58 million which arose primarily as a result of stock price fluctuations.
We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company exceeding $2 billion," said Prem Watsa, Chairman and Chief Executive Officer.
The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2018	2017	2018	2017
	($ millions)
Gross premiums written	4,067.2	2,771.6	7,999.4	5,380.8
Net premiums written	3,175.8	2,213.9	6,415.9	4,488.9

Underwriting profit	115.8	108.4	224.9	215.6
Interest and dividends - insurance and reinsurance	121.5	76.0	250.0	177.5
Operating income	237.3	184.4	474.9	393.1
Run-off (excluding net gains (losses) on investments)	(20.6)	(39.9)	(53.1)	(79.7)
Non-insurance operations	102.1	(8.6)	179.1	(9.6)
Corporate overhead, interest expense and other	(161.1)	15.5	(286.3)	(33.8)
Net gains (losses) on investments	(58.2)	205.1	876.0	186.7
Pre-tax income	99.5	356.5	1,190.6	456.7
Income taxes and non-controlling interests	(36.4)	(44.9)	(443.2)	(62.5)
Net earnings attributable to shareholders of Fairfax	63.1	311.6	747.4	394.2

Highlights for the second quarter of 2018 (with comparisons to the second quarter of 2017 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 96.1% on a consolidated basis, producing an underwriting profit of $115.8 million, compared to a combined ratio and underwriting profit of 94.9% and $108.4 million respectively in 2017.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
Net premiums written by the insurance and reinsurance operations increased by 44.1% to $3,175.9 million (10.7% excluding the net premiums written of Allied World and certain insurance operations of AIG, all of which were acquired during 2017 after the second quarter, and of First Capital, which was sold in the fourth quarter of 2017).

•	The insurance and reinsurance operations produced operating income of $237.3 million, compared to operating income of $184.4 million in 2017, reflecting higher interest income.

•
Interest and dividends of $177.5 million increased from $107.4 million in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and the consolidation of the interest and dividends of Allied World, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales during 2017 and 2018.

•
The non-insurance operations produced operating income of $102.1 million, compared to an operating loss of $8.6 million in 2017, reflecting the consolidation of Grivalia Properties commencing from the third quarter of 2017, increased share of profit of associates and the absence of Fairfax India's accrual of an intercompany performance fee payable to Fairfax of $63.9 million in 2017. That performance fee was reflected in 2017 as an expense of the non-insurance operations and as investment management fee income in Corporate overhead, interest expense and other.

•
As at June 30, 2018, subsidiary cash and short term investments decreased to 28.7% of the company's portfolio investments from 47.5% at December 31, 2017, reflecting purchases of short-dated U.S. treasury bonds.

•	Net investment losses of $58.2 million in 2018 (net investment gains of $205.1 million in 2017) consisted of the following:

	Second quarter of 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	176.1	(41.9)	134.2
Short equity exposures	0.2	(97.8)	(97.6)
Net equity exposures	176.3	(139.7)	36.6
Bonds	61.3	(85.8)	(24.5)
CPI-linked derivatives	—	1.0	1.0
Other	(36.3)	(35.0)	(71.3)
	201.3	(259.5)	(58.2)

	First six months of 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	1,083.2	26.1	1,109.3
Short equity exposures	(198.8)	151.3	(47.5)
Net equity exposures	884.4	177.4	1,061.8
Bonds	61.1	(210.7)	(149.6)
CPI-linked derivatives	—	(19.2)	(19.2)
Other	(17.4)	0.4	(17.0)
	928.1	(52.1)	876.0

•
Net gains on long equity exposures in the second quarter of 2018 in the table above included mark-to-market losses on the company's investments in Blackberry and ICICI Lombard of $159.3 million and $83.5 million respectively, partially offset by mark-to-market gains on Seaspan warrants of $204.7 million. Net losses on bonds in the second quarter of 2018 in the table above included mark-to-market gains on Seaspan debt of $32.0 million. Please refer to note 6 (Investments in Associates) to the interim consolidated financial statements of the company for the three and six months ended June 30, 2018 for additional details related to the company's investment in Seaspan. Net losses on Other in the second quarter of 2018 in the table above was primarily due to the foreign exchange impact on investments of the euro and Indian rupee weakening against the U.S. dollar.

•
During the fourth quarter of 2017 and up to June 30, 2018, the company issued $2.0 billion (net of issuance costs) of 10-year Fairfax unsecured senior notes and used those proceeds to retire $1.9 billion (inclusive of make-whole payments) of holding company and insurance company borrowings. The company expects that these transactions will reduce interest expense by approximately $40 million on an annual basis. In the second quarter of 2018 the company completed the following transactions in respect of its long term debt:

•	On June 15, 2018 the company redeemed all of its $500.0 million principal amount of 5.80% senior notes due May 15, 2021.

•	On May 18, 2018 the company completed an offering of €150.0 million principal amount of 2.75% unsecured senior notes due March 29, 2028.

•	On May 7, 2018 Allied World redeemed all of its remaining $291.8 million principal amount of 5.50% senior notes due November 15, 2020.

•	On April 30, 2018 the company redeemed all of its remaining $207.3 million (Cdn$267.3 million) principal amount of 7.25% senior notes due June 22, 2020.

•	On April 17, 2018 the company completed an offering of $600.0 million principal amount of 4.85% unsecured senior notes due April 17, 2028.

•	On April 15, 2018 the company repaid $144.2 million principal amount of its 7.375% senior notes on maturity.

•
On June 18, 2018 Fairfax Africa completed a bought deal public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, which raised gross proceeds of $150.7 million (net proceeds of $148.3 million after commissions and expenses). The company acquired 4,100,000 subordinate voting shares for $50.2 million through the public offering, and an additional 645,421 subordinate voting shares for $7.6 million through open market purchases. These transactions collectively decreased the company's ownership interest in Fairfax Africa from 64.2% to 59.2% and its voting interest from 98.8% to 98.3%.

•
On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys “R” Us - Delaware, Inc. for cash consideration of $41.0 million (Cdn$53.2 million) and an additional investment of $193.7 million (Cdn$251.3 million) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada, recently generating over Cdn$1 billion in revenue and Cdn$100 million in EBITDA annually.

•
On May 16, 2018 Fairfax India acquired an additional 6.0% of the outstanding shares of Bangalore International Airport Limited (“Bangalore Airport”) from Siemens Project Ventures GmbH for cash consideration of $67.4 million (4.6 billion Indian rupees). The transaction increased the company's equity interest in Bangalore Airport to 54.0%. The company continues to apply the equity method of accounting to its equity interest in Bangalore Airport due primarily to extensive government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

•	Subsequent to June 30, 2018:

•
On July 5, 2018 Brit used the proceeds from a $264.6 million capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 million and to pay an accrued dividend of $12.8 million on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%.

•
The company held $2,085.5 million of cash, short term investments and marketable securities at the holding company level ($2,082.8 million net of short sale and derivative obligations) at June 30, 2018, compared to $2,368.4 million ($2,356.9 million net of short sale and derivative obligations) at December 31, 2017.

•	The company's total debt to total capital ratio increased from 25.8% at December 31, 2017 to 26.6% at June 30, 2018, primarily reflecting a modest increase in long term debt.

•
During the second quarter of 2018 the company repurchased for cancellation and repurchased for treasury a total of 209,860 subordinate voting shares at an aggregate cost of $111.1 million. During the fourth quarter of 2017 and up to August 1, 2018, the company repurchased for cancellation and repurchased for treasury a total of 556,441 subordinate voting shares at an aggregate cost of $290.8 million.

•
At June 30, 2018, common shareholders' equity was $12,469.4 million, or $453.99 per basic share, compared to $12,475.6 million, or $449.55 per basic share, at December 31, 2017. Common shareholders’ equity at June 30, 2018 does not include the unrecorded pre-tax $810.1 million excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries.

There were 27.5 million and 23.1 million weighted average common shares effectively outstanding during the second quarters of 2018 and 2017 respectively. At June 30, 2018 there were 27,466,008 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares outstanding.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2018 results at 8:30 a.m. Eastern time on Friday, August 3, 2018. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 17, 2018. The replay may be accessed at 1 (888) 566-0617 (Canada or U.S.) or 1 (402) 998-0718 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2018 and December 31, 2017
(unaudited - US$ millions)

	June 30, 2018	December 31, 2017
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $12.2; December 31, 2017 – $77.8)	2,085.5	2,368.4
Insurance contract receivables	5,419.7	4,686.9

Portfolio investments
Subsidiary cash and short term investments	10,650.0	17,382.5
Bonds (cost $15,034.6; December 31, 2017 – $8,764.6)	15,124.0	9,164.1
Preferred stocks (cost $295.1; December 31, 2017 – $338.5)	266.4	296.8
Common stocks (cost $4,879.0; December 31, 2017 – $4,877.5)	4,818.9	4,838.7
Investments in associates (fair value $4,032.7; December 31, 2017 – $2,824.3)	3,450.5	2,487.0
Derivatives and other invested assets (cost $682.0; December 31, 2017 – $641.0)	293.8	255.4
Assets pledged for short sale and derivative obligations (cost $222.1; December 31, 2017 – $197.5)	222.3	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,646.2	2,394.0
	37,472.1	37,013.2

Deferred premium acquisition costs	1,150.5	927.5
Recoverable from reinsurers (including recoverables on paid losses – $538.3; December 31, 2017 – $453.8)	7,925.0	7,812.5
Deferred income taxes	345.9	380.8
Goodwill and intangible assets	5,725.9	6,072.5
Other assets	4,934.8	4,828.3
Total assets	65,059.4	64,090.1

Liabilities
Accounts payable and accrued liabilities	4,187.2	3,629.5
Income taxes payable	91.0	95.6
Short sale and derivative obligations (including at the holding company – $2.7; December 31, 2017 – $11.5)	146.7	126.2
Funds withheld payable to reinsurers	875.3	850.2
Insurance contract liabilities	34,624.5	34,562.5
Borrowings – holding company and insurance and reinsurance companies	4,952.1	4,848.1
Borrowings – non-insurance companies	1,742.8	1,566.0
Total liabilities	46,619.6	45,678.1

Equity
Common shareholders’ equity	12,469.4	12,475.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,804.9	13,811.1
Non-controlling interests	4,634.9	4,600.9
Total equity	18,439.8	18,412.0
	65,059.4	64,090.1

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2018 and 2017
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2018	2017	2018	2017
Income
Gross premiums written	4,067.2	2,771.6	7,999.4	5,380.8
Net premiums written	3,175.8	2,213.9	6,415.9	4,488.9

Gross premiums earned	3,731.9	2,549.4	7,111.2	4,871.9
Premiums ceded to reinsurers	(731.9)	(414.9)	(1,369.5)	(752.5)
Net premiums earned	3,000.0	2,134.5	5,741.7	4,119.4
Interest and dividends	177.5	107.4	388.9	235.5
Share of profit of associates	32.7	49.6	63.0	76.7
Net gains (losses) on investments	(58.2)	205.1	876.0	186.7
Other revenue	1,058.4	761.6	2,067.2	1,377.5
	4,210.4	3,258.2	9,136.8	5,995.8
Expenses
Losses on claims, gross	2,476.0	1,631.9	4,530.5	3,029.6
Losses on claims ceded to reinsurers	(617.9)	(323.3)	(992.6)	(555.7)
Losses on claims, net	1,858.1	1,308.6	3,537.9	2,473.9
Operating expenses	630.3	428.2	1,243.1	855.6
Commissions, net	500.0	387.3	967.8	778.1
Interest expense	86.3	69.0	175.1	139.6
Other expenses	1,036.2	708.6	2,022.3	1,291.9
	4,110.9	2,901.7	7,946.2	5,539.1
Earnings before income taxes	99.5	356.5	1,190.6	456.7
Provision for income taxes	15.6	43.9	68.7	68.8
Net earnings	83.9	312.6	1,121.9	387.9

Attributable to:
Shareholders of Fairfax	63.1	311.6	747.4	394.2
Non-controlling interests	20.8	1.0	374.5	(6.3)
	83.9	312.6	1,121.9	387.9

Net earnings per share	$1.88	$13.04	$26.23	$16.14
Net earnings per diluted share	$1.82	$12.67	$25.46	$15.70
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,550	23,058	27,639	23,068

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2018 and 2017
(unaudited - US$ millions)

	Second quarter		First six months
	2018	2017	2018	2017

Net earnings	83.9	312.6	1,121.9	387.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(350.6)	108.6	(428.5)	235.2
Gains (losses) on hedge of net investment in Canadian subsidiaries	41.1	(39.4)	90.8	(47.4)
Gains on hedge of net investment in European operations	38.8	—	38.8	—
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(35.7)	35.7	(12.1)	39.0
	(306.4)	104.9	(311.0)	226.8
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	6.5	4.0	2.0	5.0

Other comprehensive income (loss), net of income taxes	(299.9)	108.9	(309.0)	231.8
Comprehensive income (loss)	(216.0)	421.5	812.9	619.7

Attributable to:
Shareholders of Fairfax	(120.7)	395.8	583.4	539.8
Non-controlling interests	(95.3)	25.7	229.5	79.9
	(216.0)	421.5	812.9	619.7

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Runoff) in the second quarters and first six months ended June 30, 2018 and 2017 were as follows:
Net Premiums Written

	Second quarter		First six months
	2018	2017	2018	2017
Northbridge	337.7	299.4	576.8	513.3
Odyssey Group	790.0	660.6	1,479.7	1,215.8
Crum & Forster	511.5	475.2	996.3	926.3
Zenith National	162.3	170.1	470.7	501.9
Brit	387.0	374.4	795.6	768.8
Allied World(1)	628.5	—	1,363.5	—
Fairfax Asia	46.1	86.1	99.7	186.2
Insurance and Reinsurance - Other	312.8	138.2	633.8	364.4
Insurance and reinsurance operations	3,175.9	2,204.0	6,416.1	4,476.7

Net Premiums Earned

	Second quarter		First six months
	2018	2017	2018	2017
Northbridge	275.1	241.0	543.2	476.8
Odyssey Group	707.5	586.8	1,325.5	1,085.7
Crum & Forster	491.7	463.4	959.2	908.7
Zenith National	199.6	199.4	395.7	387.6
Brit	431.3	402.5	779.3	743.9
Allied World(1)	560.8	—	1,079.2	—
Fairfax Asia	46.3	84.9	96.1	161.2
Insurance and Reinsurance - Other	285.7	142.3	559.4	337.5
Insurance and reinsurance operations	2,998.0	2,120.3	5,737.6	4,101.4

Combined Ratios

	Second quarter		First six months
	2018	2017	2018	2017
Northbridge	106.2%	99.7%	102.7%	99.3%
Odyssey Group	91.4%	90.5%	91.3%	90.4%
Crum & Forster	98.5%	99.2%	99.1%	99.3%
Zenith National	88.6%	89.5%	87.4%	85.0%
Brit	96.8%	97.0%	97.7%	96.9%
Allied World(1)	94.9%	—	94.9%	—
Fairfax Asia	99.5%	85.9%	102.1%	89.6%
Insurance and Reinsurance - Other	100.2%	97.5%	100.9%	98.6%
Insurance and reinsurance operations	96.1%	94.9%	96.1%	94.7%

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.